



05035742

UF-2-17-05

'STATES
:HANGE COMMISSION
.1, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 0 7 2005

SEC FILE NUMBER

8-A-002801-L

8-14088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING __12/31/04__
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____Suite 300, 611 E. Wisconsin Ave._____
                    (No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Walter J. Chossek_____   414.665.7056
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

FEB 2 2 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
        (Name – if individual, state last, first, middle name)

Suite 1500, 100 E. Wisconsin Ave.	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ J. Chris Kelly _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Northwestern Mutual Investment Services, LLC _____ , as of __ December 31 _____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Assistant Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Northwestern Mutual Investment Services, LLC

Consolidated Statement of Financial Condition
December 31, 2004

AVAILABLE FOR PUBLIC



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in
all material respects, the financial position of Northwestern Mutual Investment Services, LLC
and its subsidiaries (the "Company") at December 31, 2004, in conformity with accounting
principles generally accepted in the United States of America. This financial statement is the
responsibility of the Company's management; our responsibility is to express an opinion on this
financial statement based on our audit. We conducted our audit of this statement in accordance
with auditing standards generally accepted in the United States of America, which require that
we plan and perform the audit to obtain reasonable assurance about whether the financial
statement is free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statement, assessing the
accounting principles used and significant estimates made by management, and evaluating the
overall financial statement presentation. We believe that our audit provides a reasonable basis
for our opinion.

PricewaterhouseCoopers LLP

February 3, 2005

Northwestern Mutual Investment Services, LLC
Consolidated Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	45,479,491
Cash segregated under federal regulation		25,000
Due from clearing broker		13,856,305
Deferred distribution costs		3,058,731
Due from affiliates		1,886,581
Accounts receivable and other assets		1,210,829
Total assets	$	65,516,937

Liabilities and Member's Equity

Commissions payable	$	11,940,409
Due to Northwestern Mutual Life		8,623,156
Compensation and benefits payable		431,401
Other liabilities		10,230,174
Total liabilities		31,225,140
Member's equity		34,291,797
Total liabilities and member's equity	$	65,516,937

The accompanying notes are an integral part of this consolidated financial statement.

Northwestern Mutual Investment Services, LLC
Notes to the Consolidated Statement of Financial Condition
December 31, 2004

1. **Organization**

    The accompanying consolidated statement of financial condition includes Northwestern Mutual Investment Services, LLC and its wholly-owned subsidiaries NML Buffalo, Inc., NMIS Georgia Agency, LLC, NMIS Alabama, LLC and NMIS Massachusetts Insurance Agency, LLC (together, "the Company" or "NMIS"). All intercompany balances and transactions have been eliminated.

    NMIS is wholly-owned by The Northwestern Mutual Life Insurance Company (the "member" or "NML"). NML is one of the largest life insurance companies in the United States, offering life, annuity, disability income and long-term care insurance products to the personal, business and estate markets.

    The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, variable annuities, variable life insurance, stocks and bonds to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products and for Mason Street Funds, Inc. ("MSF"), an open-ended investment management company registered under the Investment Company Act of 1940, which offers a family of mutual funds and is affiliated with NML.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from those estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents represent amounts on deposit with banks or invested in highly liquid financial instruments with original maturities of three months or less. They are reported in the consolidated statement of financial condition at fair value.

Deferred Distribution Costs

The Company defers commissions and other direct distribution costs associated with the sale of MSF "B" shares and amortizes these costs as commission expense using a straight line method over six years. The Company is compensated for sales of B shares through the combination of annual asset-based fees and contingent deferred sales charges to which B shares are subject, which are reported as commission revenue in the consolidated statement of operations when earned. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of related costs provides a better matching of these expenses with the related revenues. At December 31, 2004, deferred distribution costs reported in the consolidated statement of financial condition included $1,209,462 of deferred B share distribution costs, which were reported net of accumulated amortization of $421,377. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with B shares owned by NMIS clients at that date.

The Company also defers commissions and other direct distribution costs associated with the sale of MSF "C" shares and amortizes these costs as commission expense using a straight line method over eighteen months. MSF C shares became available in December 2003. The Company is compensated for sales of C shares through the combination of annual asset-based fees and contingent deferred sales charges to which C shares are subject, which are reported as commission revenue in the consolidated statement of operations when earned. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of related costs provides a better matching of these expenses with the related revenues. At December 31, 2004, deferred distribution costs reported in the consolidated statement of financial condition included $35,855 of deferred C share distribution costs, which were reported net of accumulated amortization of $9,829. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with C shares owned by NMIS clients at that date.

Upon retirement or separation from the Company, certain of the Company's registered financial representatives are offered the option of receiving a one-time, lump-sum payment in lieu of actual future commissions to which they would otherwise be entitled over a five year period subsequent to retirement or separation. If this option is elected, the Company retains these future commissions up to an agreed-upon limit. Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs through annual asset-based fees, which are reported as commissions in the consolidated statement of operations when earned. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2004, deferred distribution costs reported in the consolidated statement of financial condition included $1,813,414 of deferred lump-sum payments, which were reported net

of accumulated amortization of $483,063. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with assets owned by NMIS clients at that date.

3.   **Related Party Transactions**

NMIS receives distribution management fees from NML for underwriting and distribution services for NML's variable annuity and variable life insurance products. The amount due from NML for these services was $2,559,113 at December 31, 2004 and is classified as a reduction of other amounts due to NML reported in the consolidated statement of financial condition.

NMIS is the principal underwriter and exclusive distributor for MSF, an open-ended investment management company registered under the Investment Company Act of 1940. The Company receives distribution management fees from MSF related to mutual fund underwriting and distribution services. These fees are paid to NMIS by Mason Street Advisors, LLC ("MSA"), a registered investment advisor and a wholly-owned affiliate of NML. MSA serves as a paying agent on behalf of MSF. At December 31, 2004, the Company reported $1,551,074 due from MSA, for MSF-related mutual fund underwriting and distribution services.

Northwestern Mutual Trust Company ("NMT") is a limited purpose federal savings bank and a wholly-owned subsidiary of NML. At December 31, 2004, the Company reported $302,746 due from NMT related to solicitation and supervision services and is reported in due from affiliates in the consolidated statement of financial condition.

Robert W. Baird & Co. ("Baird") is a clearing broker-dealer registered with the SEC and was a majority-owned, indirect subsidiary of NML until May of 2004 when Baird repurchased all of NML's interest in Baird. NMIS had previously entered into a fully disclosed clearing agreement with Baird to obtain securities execution, clearing and settlement services on an exclusive basis through 2006, subject to contract termination provisions. At December 31, 2004, the Company reported $13,856,305 due from Baird in the consolidated statement of financial condition for commissions and fees for transactions cleared through Baird. See note 7 for additional information.

Under the terms of various service agreements, NML and affiliates provide certain administrative services to the Company as well as allow its employees to participate in various employee benefit plans sponsored by NML, including retirement, deferred compensation, bonus and employee welfare plans. NMIS reimburses NML for the cost of these benefits. The Company's unpaid liability for these services and benefits was $10,747,245 at December 31, 2004 and is included in amounts due to NML in the consolidated statement of financial condition.

4.   **Income Taxes**

The Company is organized as a limited liability company and is thereby a disregarded entity for federal and state income tax purposes. Under a written tax-sharing agreement, NML collects from or refunds to NMIS income taxes determined as if the Company filed a separate federal tax return.

At December 31, 2004, the Company had $59,883,971 of taxable losses available to carry forward to future tax years, giving rise to a deferred tax asset of $20,959,390 (before valuation allowances) at the federal income tax rate of 35%. At that date, the Company also had an additional deferred tax asset of $29,050, representing the temporary difference between book and tax recognition of employee compensation and benefits, and a deferred tax liability of $1,040,553 representing the temporary difference between the book and tax basis of unamortized deferred distribution costs, each computed based on the federal income tax rate of 35%.

At December 31, 2004, a valuation allowance of $19,947,887 has been established for the amount of the Company's net deferred tax asset for tax loss carryforwards and temporary differences.

5.   **Breakpoint Refunds**

Clients who buy shares of certain classes of mutual funds are assessed a sales charge. These sales charges are set by the mutual fund company and are described in the applicable prospectus. Fund companies typically offer discounts to the front-end sales charges assessed on Class A fund shares at certain pre-determined levels of investment, which are commonly referred to as "breakpoints". During 2002, securities regulators became concerned that broker-dealers nationwide were not uniformly delivering appropriate breakpoint discounts. These concerns led to a series of NASD directives to member firms engaged in the sale of mutual fund shares. Among other things, these directives required the Company to conduct a self-assessment based on a sample of 2002 mutual fund sales activity for missed breakpoints. As a result of this self-assessment, the Company identified and subsequently refunded amounts to certain clients who did not receive the appropriate breakpoint discounts for which they were eligible. The Company corrected these missed breakpoints in accordance with NASD guidance. Based on information from the breakpoint self-assessments, the NASD directed member firms to take additional action. The Company was required to send a NASD form letter regarding breakpoints and a claim form to all clients who purchased Class A shares from January 1, 2002 through November 2003. If the client returns the breakpoint claim form, the Company must perform a review of the client's account to determine if all available breakpoints were applied and, if a breakpoint was missed, to provide a refund to that

client. At December 31, 2004, $25,000 of potential breakpoint refunds is reported in other liabilities and an amount equal to the reserve has been segregated and is reflected in cash segregated under federal regulation in the consolidated statement of financial condition.

The Company expects to recover a portion of these breakpoint refunds from the financial representatives and field management whose commissions were based upon the full sales charge. At December 31, 2004, $20,000 of recoveries related to potential breakpoint refunds are reported in other assets in the consolidated statement of financial condition.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $17,815,728, which exceeded the minimum requirement of $2,080,010 by $15,735,718. NMIS is also required to maintain a ratio of aggregate indebtedness-to-net capital ratio not to exceed 15 to 1. At December 31, 2004, the Company had an aggregate indebtedness-to-net capital ratio of 1.75 to 1.

7. **Commitments and Contingencies**

In 2004, the Company finalized negotiations with the NASD to resolve certain issues identified as part of an ongoing NASD regulatory investigation and a Letter of Acceptance, Waiver and Consent was accepted.

In the normal course of business, securities transactions for NMIS clients are introduced and cleared through Baird. Pursuant to the clearing agreement, Baird has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred during 2004.

The Company, NML, and Baird entered into the NM Investment Program Termination and Separation Agreement in April of 2004, whereby the parties agreed to early termination of the New NM Investment Program and the New Program Agreements effective January 1, 2006. Baird will receive an Early Termination Fee from the Company as a result of the Termination and Separation Agreement. The fee will be equal to the present value of all New NM Investment Program Pre-Tax Net Revenues that Baird would have received if the contract had not been terminated early. The minimum payment will not be less than $7.5 million per year pursuant to the New Program Agreements. Management currently estimates the payment to be $9,375,000, which is

reported in other liabilities in the consolidated statement of financial condition as of December 31, 2004.

NMIS is currently negotiating a fully disclosed clearing agreement with Pershing to obtain securities execution, clearing and settlement services. This agreement is expected to be effective in 2005 upon termination of the Company's agreements with Baird.